October 29, 2007 VIA EDGAR AND FEDEX	Neal H. Brockmeyer Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Direct Fax +1.213.244.7604 Main +1.213.689.0200 Fax +1.213.614.1868 25523-0001

Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, DC 20549-3720 Attn: John Zitko

Re:       Metro One Telecommunications, Inc.
Registration Statement on Form S-3

Filed July 6, 2007
File No. 333-144400

Ladies and Gentlemen:

In accordance with our telephone conversation with Mr. John Zitko on August 8, 2007, we are responding on behalf of Metro One Telecommunications, Inc. (the “Company”) to the first comment of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated July 27, 2007 relating to the above-referenced registration statement on Form S-3 (the “Form S-3”).  Due to the importance and impact of this comment on the offering and disclosure, this letter is limited to responding to this one comment.  Upon resolution of this comment, we will promptly respond on behalf of the Company to all remaining comments of the Staff.  Set forth in italicized print below is the Staff’s comment followed by the Company’s response.

Please note that there have been some developments with respect to the Company since the Form S-3 was filed on July 6, 2007.  The subsequent discussion provides some background with respect to those events. As indicated in the Form S-3, on June 5, 2007, the Company issued 220 shares of Series A convertible preferred stock (“convertible preferred stock”) and stock purchase warrants (“warrants”) to purchase 77 shares of convertible preferred stock in exchange for $2.2 million cash proceeds.  On August 14, 2007, at the Company’s annual meeting of its shareholders, and following full disclosure of the transaction in the Company’s proxy statement, the common shareholders approved the issuance by the Company of another 780 shares of convertible preferred stock and warrants to purchase 273 shares of convertible preferred stock in exchange for an additional $7.8 million cash proceeds.  The additional shares of convertible preferred stock and warrants approved by shareholders were issued on August 15, 2007. The Form S-3 seeks to register the shares of common stock issuable on conversion of the convertible preferred stock issued at the first closing on June 5, 2007. Should the Staff concur that this is a secondary offering, the Company intends to amend the Form S-3 to register approximately 9.1% of the shares of common stock issuable on conversion of convertible preferred stock issued at the second closing on August 15, 2007 such that the shares thus registered will not exceed 30% of the Company’s June 4, 2007 pre-financing public float.  Unless otherwise indicated, numerical references in this response contemplate the amendment of the Form S-3 to include these additional shares. The warrants and convertible preferred stock (including that which is issuable on exercise of the warrants) have a fixed exercise and conversion price (modified only by application of typical anti-dilution protections for future stock issuances at less than the exercise or conversion price).

S-3

General

1.             We note that you are registering the resale of 1,235,955 shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at the time of each conversion of notes, include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•           The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•           The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•           The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•           Any relationships among the selling shareholders;

•           The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•           The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•           Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Company respectfully submits that the offering by the selling shareholders pursuant to the Form S-3 should not be viewed as a primary offering.  In accordance with the Staff’s comment, the Company has analyzed the factors identified by the Staff in this comment and Item H.76 of the Manual of Publicly Available Telephone Interpretations, and believes that its analysis provides confirmation that the offering by the selling shareholders is a secondary offering.

To begin, we will address each of the factors listed by the Staff.

The number of selling shareholders and the percentage of the overall offering made by each shareholder.  There are two selling shareholders in this offering, Columbia Ventures Corporation (“Columbia”) and Everest Special Situations Fund L.P. (“Everest”).  These two private investment firms are offering 80% and 20%, respectively, of the shares proposed to be registered on the Form S-3, the same percentage by which each purchased the convertible preferred stock and warrants issued at the first closing and second closing of the financing described above.

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.  More than 75% of the shares of common stock to be registered on the Form S-3 are issuable on conversion of shares of convertible preferred stock that were issued pursuant to a Securities Purchase Agreement on June 5, 2007, or over 20 weeks ago.  The remaining shares of common stock being registered (slightly less than 25%) were issued on August 15, 2007, or over nine weeks ago.  Indeed, no shares of common stock owned by either Columbia or Everest prior to the financing have been sold during the past 19 months.  In each case, during the entire period since the date of acquisition, the selling shareholders have been subject to the full economic and market risk of ownership, with no assurance of the selling shareholders’ ability to sell the shares, either in a liquid market or at all.

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.  Columbia, one of the two selling shareholders, owns 772,500 shares of common stock and 800 shares of convertible preferred stock.  In addition, Columbia holds warrants to purchase 280 shares of convertible preferred stock.  If all the convertible preferred stock issued in the first and second closings were to be converted into common stock, and if all the warrants were to be exercised and the underlying convertible preferred stock were to be converted, Columbia would hold approximately 49.5% of the common stock.[1]  Prior to conversion, holders of the convertible preferred stock are entitled to an approximately 0.856 vote for each share of common stock into which it could be converted.  Mr. Kenneth D. Peterson, Jr., as the sole shareholder and director and the chief executive officer of Columbia, may be deemed to be the indirect beneficial owner of these shares, over which he has shared voting and shared dispositive power.  He is also chairman of the board of directors of the Company.  It would therefore appear that Columbia, and thus Mr. Peterson, would be an affiliate of the Company.

The holdings and voting power of Everest, the other selling shareholder, are more limited.  Everest owns 502,390 shares of common stock and 200 shares of convertible preferred stock.  In addition, Everest holds warrants to purchase 70 shares of convertible preferred stock.  If all the convertible preferred stock issued to Everest in the first and second closings were to be converted into common stock, and if all the warrants issued to Everest were to be exercised and the underlying convertible preferred stock were to be converted, Everest would hold approximately 14.6% of the common stock.[2]  Maoz Everest Fund Management Ltd. (“MEFM”), by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares held by Everest. Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of MEFM, the general partner of Everest, may be deemed to beneficially own the shares held by Everest.  Mr. Maoz is a director of the Company.

As a result of the first closing, the holders of convertible preferred stock were entitled to elect two members of the Company’s board of directors and, after the second closing and following shareholder approval, were entitled to elect a majority of the members of the board.  At the first closing, Mr. Peterson was elected to the board and the holders of convertible preferred stock designated another director, Mr. Jonathon A. Ater, who was elected to the board. At the annual shareholders’ meeting, Messrs. Peterson and Ater were elected to the board as Class III directors. Because Columbia owns 80% of the convertible preferred stock, it controls who is elected to the board on behalf of the holders of the convertible preferred stock.

As a result of the stock ownership and control that Columbia will be able to exert, it is submitted that Everest should not be considered an affiliate of the Company for this purpose.

The Company respectfully submits that whether or not one or both of the selling shareholders are deemed to be affiliates should not dictate whether the offering registered on the Form S-3 should be considered an offering on behalf of the issuer.  Item H.20 of the Manual of Publicly Available Telephone Interpretations provides the Staff’s interpretative guidance that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”  Because the relationship of the selling shareholders with the Company is not in an underwriting capacity or as a conduit on behalf of the Company, the Company respectfully submits that the offering should not be viewed as an offering on behalf of the issuer.

Any relationships among the selling shareholders.  There are no relationships between the selling shareholders, other than by virtue of them being investors in the same financing.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.  The Company received $2.2 million in the first closing from the sale of the convertible preferred stock and $7.8 million in the second closing.  No amounts have been, or will be, returned to the selling shareholders in fees or other payments, with the exception of the payment of their legal fees and costs in connection with the entire financing, which amounted to approximately $70,500 or  0.7% of the proceeds received.  No other payments are anticipated, except for additional legal fees of counsel to the selling shareholders or to the extent that liquidated damages should become payable under the Registration Rights Agreement.

For this purpose, we’ll assume that the dollar value of the shares to be registered on the Form S-3 is $3,378,786 , which is based on the average of the high and low prices reported on the Nasdaq Capital Market on (i) July 2, 2007 with respect to the common stock to be registered in connection with the convertible preferred stock issued at the first closing, and (ii) August 15, 2007 with respect to the common stock to be registered by subsequent amendment to the Form S-3 in connection with convertible preferred stock issued at the second closing.  The amount by which the dollar value of shares to be registered based on the filing price[3] exceeds the proceeds that the Company received, excluding amounts of the proceeds that were or will be returned in fees or other payments, is $466,786.  It should be noted that prior to the announcement of the financing transaction, the common stock traded as low as $1.85 in April and $1.95 in May.  Shares also traded as low as $1.72 at the end of July and as low as $1.55 in August.  Since the end of August, shares have traded between $1.80 and $2.10.

The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise.  The common stock is issuable on conversion of the convertible preferred stock (including those shares that are issuable on exercise of the warrants) at an initial conversion price of $1.78 per share.  At the time the conversion price was set, the common stock of the Company had traded on the Nasdaq Capital Market at $2.02 to $2.04 per share, for a discount of 11.9% to 12.7%.  It is submitted that this discount is less than what one might expect in comparable financing transactions for distressed companies.

Whether or not any of the selling shareholders is in the business of buying and selling securities.  Neither of the selling shareholders is involved in the business of buying and selling securities.  Columbia is a private investment company focused principally on the telecommunications industry, while Everest is a private investment fund focused mainly on investments in public companies in distressed situations.  Each of the selling shareholders invests in other companies for their own investment purposes, as is the case with respect to their purchases of the Company’s common stock.  The common stock of the Company held by Columbia was purchased in the market between February 2005 and May 2005, and the common stock held by Everest was purchased in the market between September 2005 and August 2006.  As further evidence of their investment intent, neither has sold any of the shares of common stock that had initially been purchased in the market, except for 27,897 (split adjusted) shares sold by Everest in late February and early March 2006, over 19 months ago.  Even then, it should be noted that within five weeks of selling these shares, Everest had purchased and has since held almost three times that number of the Company’s shares, and by August 2006 Everest had purchased and has since held over five times the number of shares sold.  Given the continued substantial negative cash flows and earnings of the Company (without regard to the financing, the Company has not shown positive earnings or had a positive cash flow during the past 16 consecutive quarters) and given the uncertainty as to the future prospects of the Company, it would be in the economic best interests of Columbia and Everest to hold the convertible preferred stock and not convert it into common stock for some period of time in order to benefit from the liquidation preference, dividend payments and protective provisions that the convertible preferred stock affords them.

In addition to the factors addressed above, we would like to bring the following to your attention:

•                    Prior to the financing, the Company had outstanding 6,233,326 shares of common stock.  In determining the public float of 5,456,568, we have reduced the number of shares outstanding by the 772,500 shares held by Columbia and by the number of shares held by the current executive officers and directors.  The number of shares proposed to be registered on the S-3 constitutes slightly less than 30% of the public float.  Should Everest be determined to be an affiliate for these purposes, the number of shares proposed to be registered on the S-3 constitutes slightly more than 33% of the public float as so recalculated.

•                    The common stock of the Company is traded on the Nasdaq Capital Market.

•                    The terms of the financing, including the conversion ratio and exercise price, were negotiated with Columbia and Everest by a special committee of independent directors that recommended approval to the board.

•                    After full disclosure, the issuance of the additional shares of convertible preferred stock and warrants in the second closing and the exercisability of the warrants issued in the first closing were approved by the holders of common stock of the Company, the shareholders most affected by the issuance of the convertible preferred stock, by an overwhelming margin of 94.78% of the shares voted, comprising 54.36% of the outstanding common stock.  Only holders of 2.87% of the outstanding common stock voted in opposition to the financing transaction.

•                    While the holders of convertible preferred stock are entitled to elect directors, there are no binding agreements between the holders as to who is to be elected and each holder is acting independently.

•                    The convertible preferred stock and warrants do not have variable conversion ratios and exercise prices that are dependent upon the market prices for the Company’s common stock.  The anti-dilution provisions discussed on page 16 of the S-3 are the only possible adjustments to the conversion price.  Similarly, the financing does not involve equity line financing arrangements which have been of concern to the Staff.

•                    The shares of convertible preferred stock have been issued only for cash.

•                    We are informed that neither selling shareholder is a broker-dealer or an affiliate of a broker-dealer.  We are also informed that neither selling shareholder has an existing short position in the Company’s common stock, and they were precluded from taking a short position prior to the first closing.

The Company believes the foregoing analysis supports its belief that the offering is a true secondary offering for, among others, the following reasons: (a) the securities to be registered on the Form S-3 were acquired from the Company for cash in a private placement negotiated at arms-length by a committee of independent directors; (b) each of the selling shareholders is acquiring the registered securities for its own account, not as a nominee or agent, and not with a view toward resale or distribution; (c) the selling shareholders have exposed themselves to the full market and economic risks of ownership by holding more than 75% of the convertible preferred stock overlying the securities to be registered on the Form S-3 for more than 20 weeks (with the rest being held more than nine weeks) and fixing the rate at which the acquired securities in the financing transaction can be converted into common stock; (d) the selling shareholders are registering a relatively small percentage of the shares of common stock outstanding; (e) there is no significant difference between the dollar value of the shares registered and the proceeds received by the Company; and (f) the holders of common stock, after having been provided full disclosure of the terms and conditions of the financing, overwhelmingly approved the issuance of the additional shares of convertible preferred stock and warrants in the second closing and the exercisability of the warrants issued in the first closing of the financing.

*          *          *

If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (213) 689-7507 or my colleague, Alex Shukhman, at (213) 689-7584.  Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer

Neal H. Brockmeyer

cc:	Gary E. Henry, Metro One Telecommunications, Inc.
Donald W. Douglas, Esq.

[1]  This assumes that all the convertible preferred stock held by Columbia and Everest would be converted and all the warrants held by Columbia and Everest would be exercised and the underlying convertible preferred stock would be converted.

[2]   This assumes that all the convertible preferred stock held by Columbia and Everest would be converted and all the warrants held by Columbia and Everest would be exercised and the underlying convertible preferred stock would be converted.  It does not include options covering 7,500 shares of common stock held by Mr. Maoz.

[3] Since the additional shares will not be registered until the amendment to the Form S-3 is filed, there is no “filing” price for these shares at this time.  An additional fee for these shares also will be paid at that time.

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